Exhibit 99.102

DHX Media Announces The Next Step Live On Stage National Tour Coming in Winter 2015

HALIFAX, Sept. 19, 2014 /CNW/ - DHX Media Ltd. (“DHX” or the “Company”) (TSX: DHX), a key player internationally in the creation of content for families and children, announces that eight cast members from Family Channel’s hit series, The Next Step, will embark on a twenty-one city Canadian stage tour this winter. The tour will commence Wednesday, February 4 in St. John’s, NL, and travel across Canada to conclude in Vancouver, BC, on Saturday, March 14. The complete list of tour dates, locations and ticket purchasing information will be announced today at 7:30 p.m. ET/PT following a new episode of The Next Step on Family Channel.

Family’s fan-favourite dance drama The Next Step follows the lives of a group of elite dancers at The Next Step Dance Studio as they pursue their dreams to win the national dance title. Commissioned by Family Channel, The Next Step is produced by Temple Street Productions. BBC Worldwide handles international distribution rights for the series.

About Family Channel

Family Channel, part of DHX Television, is a premium, commercial-free network offering the best in family television entertainment in approximately 6 million homes across Canada. Dedicated to celebrating family life and providing a fun experience for all, Family airs a unique mix of series, movies and specials, with a large portion of programming supplied by Disney. Family Channel also offers Family OnDemand, a television-based Subscription Video on Demand (SVOD) service and Family OnLine, an internet-based, streaming service, these services, available at no additional cost, present hit Disney movies and series, plus top-rated Canadian series to subscribers when they want it, where they want it. Visit us at Family.ca.

About DHX Television

DHX Television is comprised of Family Channel, Disney XD and Disney Junior (English & French) and is part of DHX Media Ltd. (www.dhxmedia.com), a leading broadcaster, creator, producer and marketer of family entertainment. The Company markets and distributes its library of more than 10,000 episodes of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.’s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker DHX.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: David A. Regan - EVP, Corporate Development & IR,

DHX Media Ltd., david.regan@dhxmedia.com, +1 902-423-0260; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd.,

shaun.smith@dhxmedia.com, +1 416-977-6071

CO: DHX Media Ltd.

CNW 10:00e 19-SEP-14